FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ATCHISON CASTING CORPORATION
                         ----------------------------
            (Exact name of registrant as specified in its charter)

             Kansas                                       48-1156578
             ------                                       ----------
(State of incorporation or organization)              (I.R.S. Employer
                                                     Identification No.)

400 South Fourth Street, Atchison, Kansas                   66002
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(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered
          -------------------               ------------------------------

    Preferred Stock Purchase Rights            New York Stock Exchange

       If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. |X|

       If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. |_|


      Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable



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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      The Board of Directors of Atchison Casting Corporation, a Kansas Corporation (the "Company"), declared a dividend of one Preferred Stock Purchase Right (a "Right") For each share of Common Stock, $.01 par value (the "Common Stock") of the Company outstanding at the close of business on March 21, 2000, or such later date as this Registration Statement on Form 8-A is declared effective (the "Record Date"), or issued thereafter and prior to the Distribution Date (as defined in the Rights Agreement described below). The Rights are being issued pursuant to a Rights Agreement between the Company and American Stock Transfer & Trust Company (the "Rights Agreement").

      Each Right entitles its registered holder to purchase from the Company, after the Distribution Date (as defined below), 1/1000th of one share of Series A Participating Cumulative Preferred Stock (the "Preferred Stock") for $30.00 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the "Distribution Date," which is the close of business on the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the tenth business day after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date") or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred; provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

      An "Acquiring Person" is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Common Stock of the Company then outstanding, but shall not include the Company, any Subsidiary (as defined in the Rights Agreement ) of the Company, any employee stock ownership plan or employee benefit plan of the Company or any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divest as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of the Rights Agreement.

      The Rights Agreement provides that, as of the Record Date and until the Distribution Date, the Rights will be evidenced by certificates for the Common Stock registered in the names


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of the holders of the Common Stock and the registered holders of the Common
Stock shall also be registered holders of the associated Rights. Until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), the surrender for transfer of any of the certificates of the Common Stock outstanding in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Certificates for the Common Stock issued after the Record Date, but prior to the earliest of the Distribution Date, the Redemption Date or the Expiration Time, shall evidence one Right and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). With respect to such certificates not containing the aforementioned legend, until the Distribution Date (or the earlier redemption, expiration or termination of the rights), the Right associated with the Common Stock represented by such certificate shall be evidenced by such certificate alone.

      The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Distribution Date. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) December 31, 2000 in the event that the Company submits the Rights Agreement to its stockholders for ratification at the immediately preceding annual meeting and holders of more than 50% of the issued and outstanding Common Stock entitled to vote at the annual meeting vote against ratification of the Rights Agreement, (iii) the close of business on the tenth anniversary of the Rights Agreement, (iv) the date on which the Rights are redeemed as described below and (v) upon certain mergers of the Company with another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Expiration Time").

      The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

      In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement by the Company of an Acquiring Person's becoming such (the "Shares Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will

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thereafter represent only the right to receive a number of shares of Common
Stock equal to the Exchange Ratio.

      Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth (1/1000) of a share of Preferred Stock for each share of Common Stock so issuable.

      In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company (as "control" is defined in the Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs in the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value), or (B) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned Subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time the Company (or any such Subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Flip-over Entity (as defined in the Rights Agreement), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Flip-over Stock (as defined in the Rights Agreement) of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-Over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the

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Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

      The Rights Agreement (which includes as Exhibits A and B the Form of Certificate of Designation and the Form of Rights Certificate, respectively) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibit thereto.



ITEM 2.           EXHIBITS.

1 Rights Agreement, dated as of March 28, 2000 between Atchison Casting Corporation and American Stock Transfer & Trust Company, as Rights Agent, which included as Exhibit A the form of Certificate of Designation and as Exhibit B the Form of Rights Certificate.




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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          By:/s/ Kevin T. McDermed
                                             Kevin T. McDermed
                                             Vice  President,  Chief Financial
                                             Officer, Treasurer and Secretary

Date:  March 28, 2000





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EXHIBITS.

1 Rights Agreement, dated as of March 28, 2000 between Atchison Casting Corporation and American Stock Transfer & Trust Company, as Rights Agent, which included as Exhibit A the form of Certificate of Designation and as Exhibit B the Form of Rights Certificate.